OPEN ENERGY CORPORATION

514 Via de la Valle, Suite 200, Solana Beach, California 92075

November 7, 2008

VIA EDGAR & FED EX

Mr. Russell Mancuso, Branch Chief

Mr. Tom Jones, Examiner

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Re:                             Open Energy Corporation
Revised PRE 14A
Filed October 10, 2008
File No. 0-50450

Messrs. Mancuso and Jones:

Open Energy Corporation, a Nevada corporation (the “Company”), has filed through EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced proxy statement (the “Proxy Statement”).  This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated November 5, 2008 (the “Comment Letter”) with respect to the Proxy Statement.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter.  Immediately following each such comment is the Company’s response in regular font.  The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter.  The Company’s responses indicate whether Amendment No. 2 reflects a response to the Staff’s comments or the reasons why the Company believes a response is either inapplicable or inappropriate.

Enclosed with the version of this letter being delivered via Fed Ex are (i) two clean copies of Amendment No. 2; and (ii) two copies of Amendment No. 2 marked to show changes from Amendment No. 1 to Proxy Statement filed on October 30, 2008.

General

1.                                      We note your response to prior comment 2.  Please state clearly in this proposal the interest of your affiliates, including The Quercus Trust.  If true, explain in this disclosure; how, if shareholders approve this proposal, Quercus will be able to control the outcome of all matters submitted for shareholder approval in the future.

RESPONSE: Amendment No. 2 has been revised accordingly.  Please see the section entitled “Interest of Affiliates” set forth in Proposal 3.

*        *        *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at 858.794.8800 x8829.

Sincerely,

/s/ Dalton W. Sprinkle

Dalton W. Sprinkle, Esq.
General Counsel & Senior Vice President

cc:	James A. Mercer, III, Esq.